UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONTRACTS WITH THE SAME GROUP

Item	CONTRACTS WITH THE SAME GROUP OBJECT AND FEATURES OF THE CONTRACT	LINK WITH THE COMPANY (1)	ORIGINAL AMOUNT THOUSAND US$/R$ DatE		DUE DATE OR MATURITY	CONDITIONS FOR TERMINATION OR EXPIRATION	Balance R$ THOUSAND Date
01	Banco Santander, SA - Spain Loans and other securities with credit institutions - Application Availability abroad (overnight operation) - Interest of 0.22% p.a.	Controller	US$ 2,359,011	30.12.2010	03.01.2011	At the maturity	R$ 3,930,129	31.12.2010
02	Banco Santander, SA - Spain Deposits from credit institutions - Funding operations through foreign onlendings intended for investment in commercial transactions with the Company's customers. Interest between 0.38% and 7.89% exchange differences.	Controller	N.A.	Variable	Until 15/01/2015	At the maturity	R$ 1,995,608	31.12.2010
03	Bank Madesant - Unipersonal SA - Funchal / Portugal Deposits from credit institutions - Fundraising through Time Deposits (Time Deposits) Rate of 1,76375%	Affiliate company to the controller	US$ 1,100,000	26.03.2010	28.02.2011	Liquidity until the maturity	R$ 1,857,963	31.12.2010
04	Sterrebeeck B.V. Payment of dividends (payable) for the profit of the year of 2010. (Ownership Interest 46,6163%).	Controller			25.02.2011	At the maturity	R$ 976,925	31.12.2010
05	Grupo Empresarial Santander, S.L. Payment of dividends (payable) for the profit of the year of 2010.(Ownership Interest 34,7077%).	Controller			25.02.2011	At the maturity	R$ 726,925	31.12.2010

(1)    Mark in which of the following groups the counter-party falls: Controlled, Associates, Administrator (or related company) or Controller (or related company).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 03, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer